As filed with the Securities and Exchange Commission on December 23, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RYERSON TULL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-3425828
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2621 West 15th Place Chicago, Illinois 60608 (773) 762-2121
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joyce E. Mims

Ryerson Tull, Inc.

2621 West 15th Place

Chicago, Illinois 60608

(773) 762-2121

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

with copies to:

Philip J. Niehoff

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, IL 60603

(312) 782-0600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Amount of registration fee
Common stock, par value $1.00 per share (including preferred share purchase rights)	$200,000,000.00	$23,540

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2004

Prospectus

$200,000,000

Common Stock

We will provide the specific terms of the offering of our common stock in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “RT.”

Investing in these notes involves risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2004.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Ryerson Tull, Inc. filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell common stock up to a total dollar amount of $200,000,000.

This prospectus provides you with a general description of the securities we may issue. Each time we offer shares of our common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in the prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. You can find the registration statement at the Securities and Exchange Commission’s website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

Except where the context otherwise requires or as otherwise indicated, “Ryerson Tull,” “we,” “us” and “our” refer to Ryerson Tull, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and proxy statements and other information with the SEC. Our SEC filings are available over the Internet at our website at http://www.ryersontull.com or at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the SEC’s public reference room. You may also inspect our reports at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information contained on our website is not a part of this prospectus.

For further information about us and the securities we are offering, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and/or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the following documents (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”):

•	Our annual report on Form 10-K for the year ended December 31, 2003;

•	Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004; and

•	Our Current Reports on Form 8-K filed with the SEC on April 1, 2004, August 4, 2004 (as amended by Amendment No. 1 thereto filed on October 6, 2004), September 14, 2004, September 21, 2004, October 5, 2004 and December 23, 2004.

We also incorporate by reference reports we file in the future under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act), including reports filed after the date of the initial filing of the registration statement and before the effectiveness of the registration statement, until we sell all of the securities offered by this prospectus or terminate this offering.

You may request a copy of any of the documents referred to above, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by contacting us in writing or by telephone at:

Secretary

Ryerson Tull, Inc.

2621 West 15th Place

Chicago, Illinois 60608

(773) 762-2121

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

RYERSON TULL, INC.

We are North America’s leading distributor and processor of metals, in terms of sales, with 2003 sales of approximately $2.2 billion. In the first nine months of 2004, we had sales of approximately $2.4 billion. We carry a full line of products, with over 100,000 items of carbon rolled steel, stainless steel, alloy steel, aluminum, nickel, red metals and industrial plastics, in a wide range of grades, shapes and sizes.

We have extensive fabrication and processing capabilities with 58 facilities, including five large and 12 smaller processing centers, enabling us to supply high-quality customized products. More than one-half of the materials we sell are processed. We perform a broad range of metal processing, including sawing, slitting, blanking, pickling, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, fabricating and grinding, to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. To further assist our customers, we provide value-added services including just-in-time delivery, handling and managing inventories, material application reviews and supply chain management.

We serve over 30,000 customers. Our broad and diverse customer base ranges in size from large national manufacturers to local, independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve large, national manufacturing companies in North America by providing a consistent standard of products and services across our multiple locations.

Collado Ryerson, our 50% owned joint venture in Mexico, includes the largest plate processing and fabrication operation in Mexico, through which we are able to supply our customers in the United States and Mexico with prompt delivery of high quality, competitively priced products. Additionally, our 50% interest in Tata Ryerson Limited provides access to the rapidly growing market in India.

Our business was founded in 1842. Our common stock is traded on the New York Stock Exchange under the symbol “RT.”

J & F STEEL ACQUISITION

On July 30, 2004, we acquired J & F Steel, LLC from Arbed Americas, LLC for approximately $59.0 million, including assumption of debt and an estimated post-closing adjustment. As a result of the acquisition of J & F Steel, we acquired four carbon flat rolled processing facilities and related equipment located in Burns Harbor, Indiana; Memphis, Tennessee; Middletown, Ohio; and Jenison, Michigan.

We borrowed under our existing revolving credit agreement to fund the J & F Steel acquisition. Simultaneously with the closing of the J & F Steel acquisition, the existing revolving credit agreement was amended to, among other things, increase the facility from $450 million to $525 million and to extend its termination date from December 31, 2006 to July 30, 2008.

PROPOSED INTEGRIS METALS, INC. ACQUISITION AND RELATED FINANCING

On October 26, 2004, we entered into a definitive agreement to purchase all of the capital stock of Integris for a cash purchase price of $410 million, plus assumption of Integris’ debt, which was approximately $250 million as of October 1, 2004. The closing of the Integris acquisition is subject to customary conditions.

Integris is the fourth largest metals service center in North America with leading market positions in aluminum and stainless steel. Integris has one of the broadest networks of metals processing and distribution facilities in the industry with three dedicated processing centers and 59 branches located throughout the United

States and Canada, covering key industrial regions. Integris sells its products and services to many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction.

In fiscal year 2003, Integris generated revenue of $1.5 billion and net income of $10.9 million. In the first nine months of fiscal year 2004, Integris generated revenue of $1.5 billion and net income of $46.5 million as compared to revenue of $1.1 billion and net income of $9.1 million in the first nine months of fiscal year 2003. Integris’ financial statements and those of its predecessor entities prior to its formation are incorporated by reference from our Current Report on Form 8-K filed with the SEC on December 23, 2004.

Integris’ product mix is predominantly comprised of aluminum and stainless steel in all product forms, which together accounted for approximately 85% of its sales during fiscal year 2003. Integris processes metal for a broad array of end uses at its dedicated processing centers and many of its branches. Integris performs a combination of finishing processes such as leveling, cutting-to-length, polishing, slitting, shearing, blanking, precision sawing and plasma and waterjet cutting to exact specifications, providing customized solutions to its customers. To help its customers reduce their costs, Integris also provides additional value-added services such as just-in-time inventory management, logistics management, quality control services, cost reduction initiatives and engineering support.

In 2003, Integris served more than 20,000 customers through its extensive geographic network. Integris’ customers range in size from large national manufacturers to local, independently owned fabricators and machine shops. Integris’ geographic network and customization capabilities allow Integris to serve large national manufacturing companies in North America by providing a consistent standard of products and services across its multiple locations.

Upon the closing of the Integris acquisition, we expect to have the broadest network of metals processing and distribution facilities in North America.

The infrastructures that we and Integris use to process and sell our products are similar. As a result, we expect to be able to eliminate redundant facilities and reduce administrative and sales personnel, allowing us to eliminate duplicative costs while continuing to provide the high level of service that our customers and Integris’ customers have received in the past.

In connection with the Integris acquisition, we intend to enter into a new $1.1 billion five year senior secured revolving credit facility, under which we will borrow approximately $692 million to refinance amounts borrowed under our existing $525 million revolving credit facility and Integris’ existing $350 million revolving credit facility (based on loan balances under the old credit facilities as of September 30, 2004) and fund a portion of the cash purchase price for the Integris acquisition.

The Integris acquisition and the expected borrowings under the new debt facilities described above to fund the purchase price and refinance indebtedness are collectively referred to herein as the “Proposed Integris Transactions.”

RECENT DEVELOPMENTS

In November 2004, we issued $175 million aggregate principal of 3.50% Convertible Senior Notes due 2024. The notes pay interest semi-annually and are guaranteed by Ryerson Tull Procurement Corporation, one of our subsidiaries, on a senior unsecured basis. We used the net proceeds from that offering to repay borrowings under our existing revolving credit facility.

On December 13, 2004, we issued $150 million aggregate principal of 8¼% Senior Notes due 2011. The notes pay interest semi-annually and are guaranteed by Ryerson Tull Procurement Corporation on a senior unsecured basis. We used the net proceeds from that offering to repay borrowings under our existing revolving credit facility.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating us, our business and an investment in our common stock. Any of the following risks, as well as other risks and uncertainties of which we may not be aware or which we believe are presently immaterial, could seriously harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment. The risks described below under “Risks Related to the Integris Acquisition and our Business” are risks related to our business and Integris’ business.

Risks Related to the Integris Acquisition and our Business

The Integris acquisition may be challenged on antitrust grounds.

At any time after completion of the Integris acquisition, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transactions or to rescind the transactions. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Also, the Canadian Commissioner of Competition may initiate proceedings before the Competition Tribunal for up to three years after closing of the Integris acquisition. A challenge to the Integris acquisition on antitrust grounds may be made by any of these persons and, if such a challenge is made, it is possible that we will not prevail.

We may not be able to successfully identify, manage and integrate Integris and other acquisitions, and if we are unable to do so, we are unlikely to increase our growth rates.

We have grown through a combination of internal expansion, acquisitions and corporate joint ventures. The Integris acquisition will be the largest acquisition in our history and the successful integration of Integris is vital to increasing our growth rates in the near term. While we intend to continue to grow through selective acquisitions, we may not be able to identify appropriate acquisition candidates, consummate acquisitions on satisfactory terms or integrate acquired businesses effectively and profitably into our existing operations.

Our future success will depend on our ability to integrate Integris and other acquisitions successfully into our operations. After the acquisition, customers may choose to diversify their supply chains to reduce reliance on a single supplier for the majority of their metals needs. We may not be able to retain all of our and Integris’ customers, which may adversely affect our business and revenues. We have not previously integrated an acquisition the size of Integris into our operations. Integration of Integris will require us to enhance our operational and financial systems and employ additional qualified personnel, management and financial resources, and may adversely affect our business by diverting management away from day-to-day operations. Further, failure to successfully integrate Integris may adversely affect our profitability by creating significant operating inefficiencies that could increase our operating expenses as a percentage of sales and reduce our operating income. In addition, we may not realize expected cost savings from Integris or other acquisitions, which may adversely affect our profitability.

Our future operating results depend on a number of factors beyond our control, such as the prices for metals, which could harm our results of operations.

The prices we pay for metals and the prices we charge for products may change depending on many factors not in our control, including general economic conditions (both domestic and international), competition, production levels, supply shortages, mill surcharges, import duties and other trade restrictions, and currency fluctuations. These factors could lead to disruptions in our ability to meet our material requirements.

We purchase the majority of our inventories at prevailing market rates. We try to match our long-term fixed price sales programs for the sale of products to specific customers with long-term fixed-price supply purchase programs. However, if metal prices increase, we may not be able to fully pass our increased costs to customers. To the extent we are not able to pass on to our customers any increases in the prices we pay for metals, our results of operations may be adversely affected. To the extent metals prices decline, this generally would mean lower sales and possibly lower net income, depending on the timing of the price changes.

We service industries that are highly cyclical, and any downturn in our customers’ industries could reduce our revenue and profitability.

Many of our products are sold to industries that experience significant fluctuations in demand based on economic conditions, energy prices, seasonality, consumer demand and other factors beyond our control. These industries include manufacturing, electrical products and transportation. Any decrease in demand within one or more of these industries may be significant and may last for a lengthy period of time. Any significant slowdown in one or more of these industries could have an adverse effect on the demand for metals, resulting in lower prices for metals, which would reduce our profitability. We may have difficulty increasing or maintaining our level of sales or profitability if we are not able to divert sales of our products to customers in other industries when one or more of our customers’ industries experiences a decline. We do not expect the cyclical nature of our industry to change.

The price volatility inherent in the metals markets could lead to significant losses for metals service centers, particularly during periods of rapid price decline.

Metals prices are volatile due to, among other things, significant excess capacity in times of reduced demand, fluctuations in foreign exchange rates and foreign and domestic competition. Metals market price decreases usually require that we lower our selling prices to market prices. Because we maintain substantial inventories of metals in order to meet the just-in-time delivery requirements of our customers, a reduction in our selling prices could result in lower profit margins or, in some cases, losses, which would reduce our profitability.

Because of this volatility, working capital management and, in particular, inventory management, is a key profitability driver in the metals service center industry. We may not be successful in managing working capital in the future. Additionally, during periods of rapid price decreases we may be unable to lower our prices quickly enough to remain price competitive, which could have a material adverse effect on our sales volume.

An economic slowdown in China could depress metals prices, which could adversely impact our revenues, margins and profitability.

China is a large consumer of metals and metal products, which are integral to its current large scale industrial expansion. This large and growing demand for metals has significantly affected the global metals industry, diverting supply to China and, consequently, driving up prices for metals. Should China’s growth slow, its metals consumption would decrease and some of the supply it currently uses could be diverted to the U.S. and Canadian markets, thereby depressing metals prices. A decline in metals prices could adversely affect our revenues, margins and profitability.

Our business is very competitive and increased competition could reduce our gross margins and net income.

The principal markets that we serve are highly competitive. The metals distribution industry is very fragmented and competitive, consisting of a large number of small companies and a few relatively large companies. It is estimated that the top ten metals distributors in North America accounted for approximately 24% of total industry sales in 2003. Competition is based principally on price, service, quality, production capabilities, inventory availability and timely delivery. Competition in the various markets in which we participate comes from companies of various sizes, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. Increased competition could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our profitability.

Lead time and the cost of our products could increase if we were to lose one of our primary suppliers.

If, for any reason, our primary suppliers of aluminum, carbon steel, stainless steel or other metals should curtail or discontinue their delivery of such metals to us in the quantities we need and at prices that are competitive, our business could suffer. The number of available suppliers could be reduced by factors such as industry consolidation and bankruptcies affecting steel and metal producers. Our top 25 suppliers accounted for 74% of our 2003 purchases, including 14% from a single supplier. Integris’ top 10 suppliers represented approximately 67% of its total 2003 cost of sales. We could be significantly and adversely affected if delivery were disrupted from a major supplier. If, in the future, we were unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such metals from alternative sources at competitive prices to meet our delivery schedules, which could have a material adverse effect on our revenues and profitability.

We may not be able to retain or expand our customer base if the North American manufacturing industry continues to erode.

Our customer base primarily includes manufacturing and industrial firms, some of which are, or have considered, relocating production operations overseas or outsourcing particular functions overseas. Some customers have closed as they were unable to compete successfully with overseas competitors. Our facilities are predominately located in the United States and Canada and, therefore, to the extent that our customers relocate or move operations overseas where we do not have a presence, we could lose their business.

The loss of services of our executive management team could harm our business.

The success of our business depends on the continued services of our executive management team. We may not be able to retain our executive management team or attract suitable replacements or additional personnel if required. The loss of the services of one or more members of our executive management team could have a material adverse effect on our business.

We may face product liability claims that are costly and create adverse publicity.

If any of the products that we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we are found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

Damage to our information technology infrastructure could harm our business.

The unavailability of any of our computer-based systems for any significant period of time could have a material adverse effect on our operations. In particular, our ability to manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at individual facilities, communicate customer information and aggregate daily sales, margin and promotional information. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could have a material adverse effect on our results of operations. We will be required to expend substantial resources to integrate our information systems with Integris’ systems. The integration of these systems may disrupt our business or lead to operating inefficiencies. In addition, these systems are vulnerable to, among other things, damage or interruption from fire, flood, tornado and other natural disasters, power loss, computer system and network failures, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

Certain employee retirement benefit plans are underfunded and the actual cost of those benefits could exceed current estimates.

As of December 31, 2003, our pension plan had an unfunded liability of $102 million. In addition, based on an October 1, 2003 valuation of its projected benefit obligations, Integris’ pension plan has an unfunded liability of $49.0 million. We have agreed to assume this liability. Our actual costs for benefits required to be paid may exceed those projected and future actuarial assessments of the extent of those costs may exceed the current assessment. Under those circumstances, the adjustments required to be made to our recorded liability for these benefits could have a material adverse effect on our results of operations and financial condition and cash payments to fund these plans could have a material adverse effect on our cash flows. We may be required to make substantial future contributions to improve the plans’ funded status, which may have a material adverse effect on our results of operations, financial condition or cash flows.

Future funding for postretirement employee benefits other than pensions also may require substantial payments from current cash flow.

We provide postretirement life insurance and medical benefits to substantially all of our employees. We paid $12 million in postretirement benefits in 2003 and recorded an expense of $13 million in our financial statements. Our unfunded postretirement benefit obligation as of December 31, 2003 was $180.0 million. In addition, based on a valuation as of October 31, 2003, Integris had unfunded liability for other post employment benefits of $56.9 million.

Our obligations from such postretirement benefits could increase significantly if health care costs increase at a faster pace than those assumed by management. An increase of 1% in the health care cost trend rate (from 10% in 2003 grading down to 5% in 2007 to 11% in 2003 grading down to 6% in 2007) would have increased our 2003 postretirement benefit expense by $0.5 million.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income.

Our and Integris’ operations are subject to various environmental statutes and regulations, including laws and regulations governing materials we and Integris use. In addition, certain of our and Integris’ operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our and Integris’ operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our and Integris’ facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could have a material adverse effect on our financial position, results of operations or cash flows.

If we experience work stoppages, we could be harmed.

As of September 30, 2004, we employed approximately 3,550 persons, of which approximately 1,730 were office employees and approximately 1,820 were plant employees. Over half of our plant employees were members of various unions, including the United Steel Workers of America and the International Brotherhood of Teamsters unions. Existing collective bargaining agreements will expire on various dates through 2006. We may not be able to negotiate extensions of these agreements or new agreements prior to their expiration date. As a result, we may experience labor disruptions in the future. A widespread work stoppage could have a material adverse effect on our results of operations, financial position and cash flows if it were to last for a significant period of time.

As of October 1, 2004, Integris had approximately 2,400 employees, of which approximately 1,000 were office employees and approximately 1,400 were plant employees. Approximately 600 employees are covered by collective bargaining agreements, primarily with the International Brotherhood of Teamsters and United Steel Workers of America unions. Integris has entered into collective bargaining agreements with 21 union locals at 24 of its facilities that expire at various times over the next five years. During 2004 and 2005, contracts covering approximately 205 employees at six facilities are scheduled to expire or have expired. Labor disruptions could occur or any of these contracts may not be extended prior to their expiration. For example, the members of International Brotherhood of Teamsters Local 938, representing 81 employees in Integris’ Toronto facility, were on strike from July 6, 2004 until a settlement was reached on October 31, 2004. A widespread work stoppage could have a material adverse effect on Integris’ results of operations if it were to last for a significant period of time.

Our operating results may fluctuate depending on the season.

A portion of our customers are in seasonal businesses. Revenues in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters. As a result, analysts and investors may inaccurately estimate the effects of seasonality on our results of operations in one or more future quarters and, consequently, our operating results may fall below expectations.

We may be adversely affected by currency fluctuations in the U.S. dollar versus the Canadian dollar.

Upon the closing of the Integris acquisition, we will have significant operations in Canada which incur the majority of their metal supply costs in U.S. dollars but earn the majority of their revenues in Canadian dollars. We may from time to time experience losses when the value of the U.S. dollar strengthens against the Canadian dollar, which could have a material adverse effect on our results of operations. In addition, we will be subject to translation risk when we consolidate our Canadian subsidiary’s net assets into our balance sheet. Fluctuations in the value of the U.S. dollar versus the Canadian dollar could reduce the value of these assets as reported in our financial statements, which could, as a result, reduce our stockholder’s equity.

Our risk management strategies may result in losses.

We may use commodities contracts to minimize price volatility and supply risks. We may also use fixed price and/or fixed-volume supplier contracts to offset contracts with customers. Additionally, we may use foreign exchange contracts and interest rate swaps to hedge our Canadian dollar and floating rate debt exposures. These risk management strategies pose certain risks, including the risk that losses on a hedge position may exceed the amount invested in such instruments. Moreover, a party in a hedging transaction may be unavailable or unwilling to settle its obligations, which could cause us to suffer corresponding losses. A hedging instrument may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of our use of such instruments.

Any prolonged disruption of our processing centers could harm our business.

We have dedicated processing centers that permit us to produce standardized products in large volumes while maintaining low operating costs. Any prolonged disruption in the operations of any of these facilities, whether due to labor or technical difficulties, destruction or damage to any of the facilities or otherwise, could materially adversely affect our business and results of operations.

We have a significant amount of debt. Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We have a significant amount of debt and substantial debt service requirements. As of September 30, 2004, (1) on an actual historical basis, we had outstanding on a consolidated basis approximately $441.2 million of senior indebtedness, (2) on a pro forma basis giving effect to our issuance of the 3.50% Convertible Senior Notes due 2024 and the 8¼% Senior Notes due 2011, we would have had outstanding on a consolidated basis $450.1 million of senior indebtedness and (3) on a pro forma as adjusted basis giving further effect to the Proposed Integris Transactions, we would have outstanding on a consolidated basis approximately $1,117.5 million of senior indebtedness.

This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under our outstanding debt;

•	resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our revolving credit facility;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under our outstanding debt. Our ability to meet our payment and other obligations under our debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. Our business may not generate cash flow from operations and future borrowings may not be available to us under our revolving credit facility or otherwise, in an amount sufficient to enable us to meet our payment obligations under our debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under our outstanding debt.

A significant amount of our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The agreements governing our revolving credit facility, our 3.50% Convertible Senior Notes due 2024, our 8 1/4% Senior Notes due 2011 and our 9 1/8% Notes due 2006 contain, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

•	incur debt (including secured debt) or issue guarantees;

•	grant liens on our assets;

•	enter into take or pay contracts;

•	make certain investments;

•	enter into sale and leaseback transactions;

•	enter into transactions with our affiliates;

•	sell certain assets;

•	repurchase capital stock or make other restricted payments;

•	declare or pay dividends or make other distributions to stockholders; and

•	enter into merger or consolidations or make certain acquisitions.

In addition, our existing revolving credit facility contains other affirmative and negative covenants and we expect our new revolving credit facility to contain similar additional covenants. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under our debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt.

We may incur additional debt or take other actions that could negatively impact you.

Our existing revolving credit facility, our new revolving credit facility and the indentures governing our 3.50% Convertible Senior Notes due 2024, our 8 1/4% Senior Notes due 2011 and our 9 1/8% Notes due 2006 do not completely prohibit us from incurring additional debt, including secured debt.

Risks Related to our Common Stock

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

Except as provided by our Certificate of Incorporation and certain of our debt covenants, we are not restricted from issuing additional common stock, or securities convertible into or exchangeable for common stock. If we issue additional shares of common stock or such convertible or exchangeable securities, it may materially and adversely affect the price of our common stock.

The market price for our common stock may be volatile.

In recent periods, there has been volatility in the market price for our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

•	actual or anticipated fluctuations in our operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	conditions in our industry generally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise additional capital;

•	changes in metals prices; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies’ common stock or our industry generally.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price regardless of our operating results.

The conversion of some or all of our 3.50% Convertible Senior Notes due 2024 will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of these notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Our stockholder rights plan, Certificate of Incorporation and bylaws, as well as provisions of Delaware law, could make it difficult for a third party to acquire our company.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors. In addition, Delaware corporate law and our Certificate of Incorporation and bylaws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions without the concurrence of our management or Board of Directors. These provisions:

•	authorize our Board of Directors to issue “blank check” preferred stock, which is preferred stock that can be created and issued by our Board of Directors, without stockholder approval, with rights senior to those of common stock;

•	provide that stockholder action may be taken only at a special or regular meeting and not by written consent; and

•	establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting.

We are also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of our Certificate of Incorporation and bylaws, Delaware law and our stockholder rights plan may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices of our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock. See “Description of Capital Stock—Anti-takeover Effects of Delaware Law and Certificate of Incorporation and By-laws.”

We may not be able to pay dividends in the future.

Our Board of Directors intends to pay quarterly cash dividends on our common stock at a rate of $0.05 per share of common stock ($0.20 per annum). The declaration of dividends is subject to the discretion of our Board of Directors and will depend upon various factors, including the dividend restrictions in our revolving credit facility and 8¼% Senior Notes due 2011, our net income, financial condition, cash requirements, future prospects and any other factors deemed relevant by our Board of Directors. In the future, we may not be able to maintain the level of dividends we pay or pay dividends at all.

DESCRIPTION OF CAPITAL STOCK

In this section we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our amended Certificate of Incorporation and bylaws.

General

Under our Certificate of Incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $1.00 par value, and 15,000,000 shares of preferred stock, $1.00 par value (of which 80,283 are designated Series A Preferred Stock). On September 30, 2004, we had 25,016,337 shares of common stock and 79,968 shares of Series A Preferred Stock (described below) outstanding, 5,746,985 shares of common stock were reserved for issuance under our various stock plans and 80,283 shares were reserved for issuance upon conversion of shares of our outstanding Series A Preferred Stock.

Common Stock

The rights, preference and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Voting Rights

The holders of common stock have one vote per share on all matters voted upon by the stockholders. Shares of common stock do not have cumulative voting rights.

Dividend Rights

Subject to any prior rights to receive dividends to which the holders of shares of any series of our preferred stock may be entitled, the holders of common stock are entitled to receive dividends if, as and when from time to time our Board of Directors declares dividends payable from legally available funds.

Conversion Rights

The holders of common stock do not have the right to convert their common stock into any other security under any circumstances.

Liquidation Rights

In the event of any dissolution, liquidation or winding up of Ryerson Tull, and subject to any amounts to which the holders of shares of any series of preferred stock may be entitled and to the repayment of all of our indebtedness, the holders of common stock are entitled to participate, on a pro rata basis, in a distribution of any of our remaining assets.

Preemptive Rights

The holders of common stock do not have preemptive rights to purchase shares of any class of our capital stock.

Redemption and Sinking Fund Privileges

The holders of common stock do not have any redemption or sinking fund privileges.

Registrar and Transfer Agent

The Bank of New York is the registrar and transfer agent for the common stock.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol “RT.”

Preferred Stock

Our Certificate of Incorporation provides that we may issue up to 15,000,000 shares of preferred stock in one or more series as may be determined by our Board of Directors who may establish the number of shares to be included in each such series, fix the designation, powers, preferences and relative rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and increase or decrease the number of shares of any such series without any further vote or action by the stockholders. The Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. In addition to the preferred stock described under “Rights Agreement” below (none of which is outstanding), as of September 30, 2004, we have outstanding 79,968 shares of Series A Preferred Stock (80,283 authorized). Holders of the Series A Preferred Stock are entitled to receive dividends at the rate of $2.40 per share per year and, upon any liquidation, dissolution or winding up of Ryerson Tull, whether voluntary or involuntary, subject to the rights of the holders of any stock ranking senior to the Series A Preferred Stock and to all of our indebtedness, $44.00 per share plus all dividends accumulated and unpaid thereon. The shares of Series A Preferred Stock are convertible into shares of common stock at a rate of one share of common stock for one share of Series A Preferred Stock, subject to adjustments in certain events, and they are redeemable at our option at any time at $44.00 per share plus all dividends accumulated and unpaid thereon to the date fixed for such redemption. We may partially redeem the Series A Preferred Stock even if dividends are in arrears, provided that cumulative dividends are paid in full on the shares that are redeemed. Dividends paid on the Series A Preferred Stock and any other series of our preferred stock ranking on a parity with the Series A Preferred Stock as to dividends, if less than the full amount of dividends accumulated and unpaid on each such series of preferred stock, must be paid on each such series of preferred stock in proportion to the aggregate amounts of dividends accumulated and unpaid on each such series. The holders of Series A Preferred Stock vote together with the holders of common stock (and any other shares of capital stock or notes entitled to vote at a meeting of stockholders) as one class, except as otherwise provided by Delaware corporate law or our Certificate of Incorporation. Subject to certain exceptions, the vote or consent of a majority of the outstanding shares of Series A Preferred Stock as a class, together with all other series of preferred stock ranking on a parity with the Series A Preferred Stock, is required to authorize, create or issue any class of stock, or any right to convert into or purchase any class of stock, ranking prior to the Series A Preferred Stock as to dividends or liquidation rights, or for any merger or consolidation which would have a similar effect.

Anti-takeover Effects of Delaware Law and Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and by-laws and Section 203 of the Delaware corporate law contain certain provisions that may make the acquisition of control of Ryerson Tull by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares. Section 203 of the Delaware corporate law prohibits certain “business combination” transactions between a publicly-held Delaware corporation, such as Ryerson Tull, and any “interested stockholder” for a period of three years after the date on which the latter became an interested stockholder, unless:

•	prior to that date either the proposed business combination or the proposed acquisition of stock resulting in its becoming an interested stockholder is approved by the Board of Directors;

•	in the same transaction in which it becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation that are not held by the directors, officers or certain employee stock plans; or

•	the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock other than shares held by the interested stockholder.

An “interested stockholder” is defined in Section 203 of the corporation law, with certain exceptions, as any person that:

•	is the owner of 15% or more of the outstanding voting stock of a corporation; or

•	is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which the determination is to be made as to such person’s status as an interested stockholder.

Availability of Shares of Capital Stock for Future Issuance

The availability for issue of shares of preferred stock and common stock by us without further action by stockholders (except as may be required by applicable stock exchange regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of Ryerson Tull. The Board of Directors may be able to issue warrants or rights to acquire shares of preferred stock or common stock in order to discourage or defeat unsolicited stock accumulation programs and acquisition proposals. The Board of Directors may also issue shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of us.

Special Meetings

Our Certificate of Incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the Board, Vice Chairman of the Board, the President or the Board of Directors. In addition, the Secretary may call a special meeting at the direction of the aforementioned directors and officers. Any call for a special meeting must specify the matters to be acted upon at the meeting.

Stockholder Proposals

Our by-laws provide that, if a stockholder desires to submit a proposal at an annual or special stockholders’ meeting or to nominate persons for election to the Board of Directors, the stockholder must submit written notice to us not less than 90 days nor more than 120 days in advance of the day corresponding to the date of mailing of our proxy statement in connection with the previous year’s annual meeting.

The notice must describe the proposal or nomination and set forth the name and address of, the stock held of record and beneficially by, the stockholder. Notices of stockholder proposals must set forth the reasons for conducting such business and any material interest of the stockholder in such business. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information as would be required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in the by-laws.

The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the established procedures are not followed.

The foregoing provisions of our by-laws may be changed by the stockholders only upon the affirmative vote of the holders of two-thirds of the votes that could be cast by the holders of all shares of our capital stock entitled to vote on such matters at a meeting duly called for such purpose.

Rights Agreement

On November 25, 1997, our Board of Directors declared a dividend distribution of one Right for each outstanding share of common stock, to stockholders of record at the close of business on December 17, 1997 (the “Record Date”). The Board also authorized the issuance of one Right for each share of common stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption, exchange or expiration of the Rights.

Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”), at a purchase price of $80 per Right (the “Purchase Price”).

Upon payment of the dividend at the close of business on the Record Date, the Rights attached to all common stock certificates representing shares then outstanding. No separate Rights Certificates (as defined below) were distributed. Unless earlier redeemed by our Board of Directors in accordance with the Rights Agreement, the Rights will separate from the common stock and a “Distribution Date” will occur upon the earlier of (i) 10 days following the Stock Acquisition Date (as defined below) or (ii) 10 business days after the date a tender or exchange offer that would result in a person or group beneficially owning 10% or more of the outstanding shares of common stock is first published, sent or given to our stockholders (or such later date as our Board of Directors shall determine).

The “Stock Acquisition Date” is defined as the earlier of (x) the first date of public announcement (i) by us that any person or group (other than certain exempt persons or groups) has acquired, or (ii) by any person or group (other than certain exempt persons or groups) that it has acquired, beneficial ownership of 10% or more of the shares of common stock then outstanding or (y) the date that any person enters into an agreement or arrangement with us or any of our subsidiaries providing for an Acquisition Transaction (as defined below) (any person described in clause (x) or above is referred to as an “Acquiring Person”). Any person that publicly announced prior to September 22, 1999 that it holds 10% or more of the outstanding shares of common stock (an “Existing 10% Holder”) will not be deemed to be an Acquiring Person as long as such person does not acquire additional shares resulting in its ownership of 15% or more of the common stock. An “Acquisition Transaction” is defined as (a) a merger, consolidation or similar transaction as a result of which our stockholders will own less than 60% of the outstanding shares of common stock or the common stock of a publicly-traded entity which controls Ryerson Tull or into which we have been merged or otherwise combined (based solely on the shares of common stock received by such stockholders, in their capacity as our stockholders, pursuant to such transactions), (b) a purchase of all or a substantial portion of our assets and the assets of our subsidiaries or (c) a purchase or other acquisition of securities representing 10% or more of the shares of common stock then outstanding.

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the common stock (except in connection with redemption of the Rights), (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference so that all such shares will have attached Rights and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights will first become exercisable on the Distribution Date and will expire at the close of business on December 17, 2007 (the “Final Expiration Date”), unless earlier redeemed or exchanged by us as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (defined below) until our right of redemption has expired.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the common stock as of the close of business on the

Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of common stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by us, and except as otherwise determined by our Board of Directors, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

If any person becomes an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of common stock which our independent directors determine to be fair to and otherwise in our and our stockholders’ best interest after receiving advice from one or more investment banking firms (a “Qualifying Offer”) and (ii) for certain persons owning less than 15% of the outstanding common stock who report their ownership on Schedule 13G under the Exchange Act, or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence us and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of common stock) (such event is referred to herein as a “Triggering Event”), then the Rights will “flip-in” and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of common stock having a market value of two times such Purchase Price. Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

If, following the Stock Acquisition Date, we are acquired in a merger or other business combination in which the common stock does not remain outstanding or is changed (other than a merger following a Qualifying Offer) or 50% of the assets or earning power of the Registrant and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than Ryerson Tull or any of our subsidiaries) in one transaction or a series of related transactions, the Rights will “flip-over” and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

The Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Series D Preferred Stock payable in shares of Series D Preferred Stock, (ii) subdivision of the outstanding Series D Preferred Stock, (iii) combination of the outstanding Series D Preferred Stock into a smaller number of shares, (iv) issuance of any shares of our capital stock in a reclassification of the Series D Preferred Stock (including any such reclassification in connection with a consolidation or merger in which we are the continuing or surviving corporation), (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Series D Preferred Stock Preferred Stock or securities convertible into Series D Preferred Stock at less than the current market price of the Series D Preferred Stock or (vi) distribution to holders of the Series D Preferred Stock of other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of our earnings or retained earnings), subscription rights, warrants or assets (other than a dividend payable in Series D Preferred Stock, but including any dividend payable in stock other than Series D Preferred Stock). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.

After a Triggering Event, our Board of Directors may, at its election, exchange all or part of the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) for shares of common stock or shares of our preferred stock having essentially the same value or economic rights as such shares. Immediately upon the action of the Board authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

At any time prior to the earlier of (i) fifteen days following the Stock Acquisition Date and (ii) the Final Expiration Date, we may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustments. We may, at our option, pay the redemption price in cash, shares of common stock (based on the current market price of the common stock at the time of redemption) or any other form of consideration deemed appropriate by our Board of Directors.

Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.

At any time prior to the Distribution Date, we may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only (i) to cure ambiguities, (ii) to correct or supplement defective or inconsistent provisions, (iii) to shorten or lengthen any time period thereunder or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (x) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (y) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person). No supplement or amendment to the Rights Agreement may be made at any time when the Rights are not redeemable other than supplements or amendments of the types contemplated by clause (i) or (ii) above.

EXPERTS

The consolidated financial statements of Ryerson Tull, Inc. at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference to Ryerson Tull, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Integris Metals, Inc. and its subsidiary at January 2, 2004, and January 3, 2003, and for the period from November 1, 2001 through December 28, 2001, for the 53-week period ended January 3, 2003, and the 52-week period ended January 2, 2004, incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the SEC on December 23, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of The Metals Distribution Business of NAMD Inc., at October 31, 2001, and for the four-month period ended October 31, 2001 (successor entity), and for the six-month period ended June 30, 2001 (predecessor entity), incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the SEC on December 23, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Reynolds Aluminum Supply Company at October 31, 2001 and for the ten-month period ended October 31, 2001, incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the SEC on December 23, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of J & F Steel at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed with the SEC on October 6, 2004, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in Ryerson Tull, Inc.’s Current Report on Form 8-K/A filed with the SEC on October 6, 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following is an itemization of all fees and expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the SEC registration fee are estimates and remain subject to future contingencies.

SEC registration fee	$23,540
Printing expenses	$50,000
Legal fees and expenses	$50,000
Accounting fees and expenses	$25,000
Miscellaneous fees and expenses	$26,460

Total	$175,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (a) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, (b) gives a director or officer who successfully defends an action the right to be so indemnified, and (c) authorizes a corporation to buy directors’ and officers’ liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

Our amended certificate of incorporation permits, and our by-laws provide for, indemnification of directors, officers, employees and agents to the fullest extent permitted by law.

In accordance with Section 102(b)(7) of the Delaware General Corporation Law, our certificate of incorporation provides that directors shall not be liable for monetary damages for breaches of their fiduciary duty as directors except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may be amended.

We have entered into indemnification contracts with certain of our officers and directors. The agreements supplement the protections provided by our By-Laws.

Item 16. Exhibit Index.

See the Exhibit Index which is hereby incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

•	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

•	That, for the purposes of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

•	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on December 23, 2004.

RYERSON TULL, INC.

By:	/S/ NEIL S. NOVICH
Name: Neil S. Novich Title: Chairman, President and Chief Executive Officer

Under the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on December 23, 2004.

Signature	Title

/s/ NEIL S. NOVICH Neil S. Novich	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ JAY M. GRATZ Jay M. Gratz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ LILY L. MAY Lily L. May	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

** Jameson A. Baxter	Director

** Richard G. Cline	Director

** Russell M. Flaum	Director

** James A. Henderson	Director

** Gregory P. Josefowicz	Director

** Martha Miller de Lombera	Director

** Jerry K. Pearlman	Director

** Anré D. Williams	Director

/S/ JAY M. GRATZ **By: JAY M. GRATZ Name: Title: Attorney in fact

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

4.1	Amended Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995)

4.2	By-laws (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on 10-Q for the quarter ended March 31, 2003)

4.3	Certificate of Designation, Preferences and Rights of Series A $2.40 Cumulative Convertible Preferred Stock of the Registrant. (incorporated by reference to Exhibit B to the Definitive Proxy Statement of Inland Steel Company dated March 21, 1986 that was furnished to the stockholders in connection with the annual meeting held April 23, 1986)

4.4	Certificate of Designation, Preferences and Rights of Series D Junior Participating Preferred Stock of the Registrant. (incorporated by reference to Exhibit 4-D to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1987)

4.5	Rights Agreement, dated as of November 25, 1997, as amended and restated as of as amended and restated as of April 1, 2004, between the Registrant and The Bank of New York, as successor Rights Agent to Harris Trust and Savings Bank, which includes as Exhibit A thereto the Form of Rights Certificate. (incorporated by reference to Exhibit 4.1 to the Registrant’s amended Registration Statement on Form 8-A/A-3 filed on April 1, 2004)

5.1	Opinion of Mayer, Brown, Rowe & Maw LLP concerning the legality of the securities being offered

23.1	Consent of PricewaterhouseCoopers LLP regarding Ryerson Tull, Inc.

23.2	Consent of PricewaterhouseCoopers LLP regarding Integris Metals, Inc.

23.3	Consent of PricewaterhouseCoopers LLP regarding the metals distribution businesses of NAMD Inc.—Successor Entity

23.4	Consent of PricewaterhouseCoopers LLP regarding the metals distribution businesses of NAMD Inc.—Predecessor Entity

23.5	Consent of PricewaterhouseCoopers LLP regarding Reynolds Aluminum Supply Company

23.6	Consent of KPMG LLP regarding J & F Steel LLC

23.7	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)

24.1	Power of Attorney